UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER, 2014

Commission File Number: 001-33621

ALEXCO RESOURCE CORPORATION
(Translation of registrant's name into English)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Updated Preliminary Economic Assessment for the Keno Hill Silver District Project - Phase 2, Yukon, Canada Dated December 10, 2014

99.2	Consent of Author - Laura Battison

99.3	Consent of Author - David Farrow

99.4	Consent of Author - Alan McOnie

99.5	Consent of Author - Adrian Dance

99.6	Consent of Author - Bruce Murphy

99.7	Consent of Author - Gilles Arseneau

99.8	Consent of Author - Ken Reipas

99.9	Consent of Author - Kelly Sexsmith

99.10	Consent of Author - Stephen Taylor

99.11	Consent of Author - Scott Smith

99.12	Consent of Author - James Richard Trimble

99.13	Certificate of Qualified Person - Laura Battison

99.14	Certificate of Qualified Person - David Farrow

99.15	Certificate of Qualified Person - Alan McOnie

99.16	Certificate of Qualified Person - Dr. Adrian Dance

99.17	Certificate of Qualified Person - Bruce Murphy

99.18	Certificate of Qualified Person - Dr. Gilles Arseneau

99.19	Certificate of Qualified Person - James Richard Trimble

99.20	Certificate of Qualified Person - Ken Reipas

99.21	Certificate of Qualified Person - Kelly Sexsmith

99.22	Certificate of Qualified Person - Stephen Taylor

99.23	Certificate of Qualified Person - Scott Smith

99.24	Press Release Dated December 23, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXCO RESOURCE CORP.
(Registrant)

Date: December 24, 2014	By:	/s/ David E. Whittle
David E. Whittle
Chief Financial Officer